                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------


                        CENTRAL GARDEN & PET COMPANY
                        ----------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
                        ----------------------------
                       (Title of Class of Securities)

                                 153527-10-6
                       -------------------------------
                               (CUSIP Number)

                            Brooks Pennington III
                            1280 Atlanta Highway
                           Madison, Georgia  30303
                               (706) 342-1234
                --------------------------------------------
                (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and
                               Communications)

                                  Copy to:
                            John F. Seegal, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                          San Francisco, CA 94111
                               (415) 773-5797

                              February 27, 1998
                    -------------------------------------
                        (Date of Event Which Requires
                          Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                              Page 1 of 7 Pages
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  SCHEDULE 13D                         FORMS                            7060
  CUSIP NO. 153527-10-6                 13D
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      NAME OF REPORTING PERSON
 1
      Brooks Pennington III

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      SC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)

                                                                    [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

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                          SOLE VOTING POWER
                     7    (Option to Acquire Up to 600,000 Shares of Common
                          Stock in Certain Circumstances)
     NUMBER OF
                          1,627,612
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          41,940
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    (Option to Acquire Up to 600,000 Shares of Common
    REPORTING             Stock in Certain Circumstances)

      PERSON              1,669,552
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          41,940

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,669,552

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.67%/1/

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      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------



---------------------
/1/ Assumes a total of 29,434,559 shares outstanding based on information provided by the Issuer on March 2, 1998.


                              Page 2 of 7 Pages
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                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

Item 1.                      Security and Issuer
                             -------------------

     The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value ("Central Common Stock"), of Central Garden & Pet Company. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94107-0933.

Item 2.                    Identity and Background
                           -----------------------

     This Schedule 13D is being filed on behalf of Brooks Pennington III ("Mr. Pennington"). Mr. Pennington is a citizen of the United States and his principal business address is Pennington Seed, Inc., 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington's principal occupation is President of Pennington Seed, Inc. Mr. Pennington is a member of the Board of Directors of the Issuer.

     During the last five years, Mr. Pennington has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

     Pursuant to the Agreement and Plan of Reorganization between Pennington Seed, Inc. ("PSI"), the stockholders of PSI, the Issuer and PS Sub, Inc., a wholly owned subsidiary of the Issuer, dated February 17, 1998, as amended on February 27, 1998 (as amended, the "Merger Agreement"), PSI was merged with and into PS Sub, Inc. Each issued and outstanding share of PSI was converted into $8,161.08 in cash and other consideration and 213.2182 shares of Central Common Stock. Mr. Pennington, prior to the merger, was the beneficial owner of 7,830.24 shares of PSI common stock and following the merger became the beneficial owner of 1,669,552 shares of Central Common Stock. In addition, pursuant to the Merger Agreement, Mr. Pennington was appointed to the Board of Directors of the Issuer.

     The foregoing description of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit I hereto, and is specifically incorporated by reference herein.

     Of the 1,669,552 shares of Central Common Stock beneficially owned by Mr. Pennington, 130,140 shares are owned by Mr. Pennington directly, 41,940 shares are owned by Mr. Pennington's minor children, 1,033,044 shares are owned by Pennington Partners L.P. over which Mr. Pennington has voting control as the President of its general partner Pennington Management Company LLC, and 464,478 are owned by the Trust of Jacquelyn Pennington dated January 28, 1998 of which Mr. Pennington is Trustee.


                              Page 3 of 7 Pages
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Item 4.                     Purpose of Transaction.
                            ----------------------

     Mr. Pennington obtained the beneficial interest in the Central Common Stock as a result of the merger of PSI with and into PS Sub, Inc., a wholly owned subsidiary of the Issuer. See Item 3.

Item 5.               Interest in Securities of the Issuer.
                      ------------------------------------

     Mr. Pennington has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposal, of 1,627,612 shares of Central Common stock and shared power to vote, or to direct the vote of, and shared power to dispose, or direct the disposition, of 41,940 shares of Central Common Stock. These 1,669,552 shares of Central Common Stock are owned as follows:

     (i)    Mr. Pennington individually owns 130,140 shares of Central Common
            Stock.

     (ii) Christian Pennington, a minor child of Mr. Pennington, owns 24,115 shares of Central Common Stock. Mr. Pennington shares the power to vote and dispose of these shares with his wife Patricia Pennington.

     (iii) Brooks Pennington IV, a minor child of Mr. Pennington, owns 17,825 shares of Central Common Stock. Mr. Pennington shares the power to vote and dispose of these shares with his wife Patricia Pennington.

     (iv) Pennington Partners LP owns 1,033,044 shares of Central Common Stock. Pennington Management Company LLC is the general partner of Pennington Partners LP. Pennington Partners LP and Pennington Management Company LLC each have as their principal business address 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington is the President of Pennington Management LLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by Pennington Partners LP.

     (v) The Trust of Jacquelyn Pennington dated January 28, 1998 owns 464,428 shares of Central Common Stock. Mr. Pennington is the Trustee of the trust and has sole voting and dispositive power over the assets in the trust.

Mr. Pennington disclaims beneficial ownership of the 6,938 shares of Central Common Stock owned by his wife Patricia Pennington.

Item 6.    Contracts, Arrangements, Understandings or Relationships
           --------------------------------------------------------
                  with Respect to Securities of the Issuer.
                  ----------------------------------------

     Mr. Pennington, in his capacity as President of Pennington Management Company LLC (the general partner of Pennington Partners LP), has the right to vote and dispose of the shares of Central Common Stock owned by Pennington Partners LP. In addition, Mr. Pennington, under the Trust Agreement of Jacquelyn Pennington dated January 29, 1998, has the right to vote and dispose of the shares of Central Common Stock owned by the Trust.

                              Page 4 of 7 Pages
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     William Brown, the Issuer's Chairman and Chief Executive Officer, entered into a voting agreement with the former stockholders of PSI on February 27, 1998 whereby Mr. Brown agreed to vote his shares of Central Common Stock for the election to the Board of Directors of the Issuer of the nominee appointed by the former stockholders of PSI. The voting agreement will terminate on the earlier of (i) February 27, 2002 and (ii) the date the former stockholders of PSI own of record less than 33% of the shares of Central Common Stock issued to them pursuant to the Merger Agreement.

Item 7.                Material to be filed as Exhibits.
                       --------------------------------

     The following Exhibits are filed as part of this Schedule 13D Statement:

  99.1. Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the "Merger Agreement").

  99.2.   Amendment No. 1 to the Merger Agreement dated February 27, 1998.

  99.3. Stockholder Voting Agreement between William Brown and the stockholders of Pennington Seed, Inc. dated February 27, 1998.


                              Page 5 of 7 Pages

                                 SIGNATURES
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1998.


                                  /s/ Brooks Pennington III
                                 -----------------------------------
                                 Brooks Pennington III


                              Page 6 of 7 Pages
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                              INDEX TO EXHIBITS
                              -----------------


  99.1. Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the "Merger Agreement").

  99.2.   Amendment No. 1 to the Merger Agreement dated February 27, 1998.

  99.3. Stockholder Voting Agreement between William Brown and the stockholders of Pennington Seed, Inc. dated February 27, 1998.

                              Page 7 of 7 Pages